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                                                                  EXHIBIT (a)(3)


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                      [LETTERHEAD OF MOORE PRODUCTS CO.]

January 21, 2000

Fellow Shareholders:

  We are pleased to inform you that Moore Products Co. ("Moore") has entered into an Agreement and Plan of Merger with Siemens Energy & Automation, Inc. ("SE&A"). SE&A is a U.S. based indirect wholly-owned subsidiary of Siemens Aktiengesellschaft ("Siemens"), which is based in Munich, Germany. Siemens is a global leader in electrical engineering and electronics technology. Pursuant to the Agreement, a wholly-owned subsidiary of SE&A is commencing a tender offer to purchase all of the outstanding shares of Moore Common Stock for $54.71 per share in cash and all of the outstanding shares of Moore Preferred Stock for $21.88 per share in cash. The tender offer is to be followed by a merger in which holders of shares of Moore Common Stock and Moore Preferred Stock not tendered pursuant to the tender offer will receive the same cash price paid per share in the tender offer. As a result of the merger, Moore will become a wholly-owned subsidiary of SE&A and an indirect wholly-owned subsidiary of Siemens.

  The Directors of Moore have determined that the tender offer and the merger are fair to and in the best interests of Moore and its common and preferred shareholders, and recommend that shareholders accept the offer and tender their shares. All Directors of Moore also have entered into a separate agreement with SE&A in which they have committed to tender their Moore shares in the tender offer.

  Enclosed are the Offer to Purchase, dated January 21, 2000, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Also enclosed is a copy of Moore's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Directors' conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

  The Board of Directors and the management and employees of Moore thank you for your support.

                               Sincerely,

                                          /s/ William B. Moore

          /s/ Edward T. Hurd

                                          William B. Moore
            Edward T. Hurd                Vice Chairman
               Chairman